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------------------------------                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION     ------------------------------
            FORM 4                                            Washington, D.C. 20549                           OMB APPROVAL
------------------------------                                                                        ------------------------------
[ ] Check this box if no longer                                                                       OMB Number:         3235-0287
    subject to Section 16.  Form 4                                                                    Expires:    December 31, 2001
    or Form 5 obligations may                                                                         Estimated average burden
    continue.  SEE Instruction 1(b).                                                                  hours per response........0.5
                                                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP       ------------------------------
             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

-------------------------------------------- ---------------------------------------------- ----------------------------------------
1.   Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol  6.  Relationship of Reporting Person(s)
                                                                                               to Issuer

     Hambrecht,   William          R.(1)         FlexiInternational Software, Inc.(FLXI)       (Check all applicable)
                                                                                                ___ Director          _X_10% Owner
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     (Last)       (First)         (Middle)    3.  IRS or Social        4. Statement for         ___ Officer           ___ Other
                                                  Security Number of      Month/Year            (give title below)    (specify
     539 Bryant Street, Suite 100                 Reporting Person        June 2001                                       below)
                                                  (Voluntary)
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                  (Street)                                             5. If Amendment,    7. Individual or Joint/Group Reporting
                                                                          Date of Original    (check applicable line)
    San Francisco      CA           94107                                (Month/Year)
                                                                                              ___ Form Filed by One Reporting Person
                                                                                              _X_ Form Filed by More than One
                                                                                                  Reporting Person

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     (City)       (State)    (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.   Title of Security                2. Trans-     3. Trans-     4. Securities          5. Amount of    6. Owner      7. Nature of
     (Instr. 3)                          action        action        Acquired (A)           Securities      ship          Indirect
                                         Date          Code          or Disposed            Beneficially    Form:         Beneficial
                                         (Month/       (Instr. 8)    of (D) (Instr.         Owned at        Direct        Ownership
                                         Day/                        3, 4 and 5)            End of          (D)or         (Instr. 4)
                                         Year)                                              Month           Indirect
                                                                                            (Instr.3        (I)
                                                                                            and 4)          (Instr. 4)
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                                                                           (A) or
                                                       Code  V     Amount  (D)     Price
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Common Stock                          June 4, 2001      P          577,500   A     $0.13    2,157,500        I(1)          (2)
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Common Stock                                                                                  616,962         D
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   (1) This report is being filed jointly by W.R. Hambrecht + Co., LLC (the "LLC") and William R. Hambrecht.
       Mr. Hambrecht is the Manager of the LLC and has shared voting and depository power over the Issuer's shares, held directly by the LLC.  As of May, 2001, Mr. Hambrecht indirectly held a 15.2% ownership interest in the LLC and, accordingly, disclaims beneficial ownership of all but 327,940 shares held by the LLC.  Mr. Hambrecht's business address is the same as that of the LLC.

   (2) As Manager of the LLC.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, SEE instruction 4(b)(v).                                PAGE 1 of 2(Over)
                                                                                                                     SEC 1475 (3-99)

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FORM 4 (continued)                        Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                 (E.G., puts, calls, warrants, options, convertible securities)

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1.Title of   2.Conver-   3.Trans-   4.Trans-   5.Number    6.Date Exer-     7.Title and    8.Price   9.Number  10.Owner 11.Nature
  Derivative   sion or     action     action     of De-      cisable          Amount of      of        of di-    ship     of In-
  Security     Exercise    Date       Code       rivative    and Expir-       Underlying     Deri-     riva-     Form     direct
  (Instr. 3)   Price of    (Month/    (Instr.    Securi-     ation Date       Securities     vative    tive      of De-   Benefi-
               Deri-        Day/       8)        ties        (Month/Day/      (Instr. 3      Secur-    Secur-    riva-    cial
               vative       Year)                Acquired    Year)            and 4)         ity       ities     tive     Owner-
               Security                          (A) or                                      (Instr.   Bene-     secur-   ship
                                                 Disposed                .                    5)       ficially  ity:     (Instr.
                                                 of (D)                                                Owned     Direct    4)
                                                 (Instr.                                               at End    (D) or
                                                 3, 4 and                                              of Month  Indirect
                                                 5)                                                    (Instr. 4)
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                                                             Date   Expira-        Amount or
                                                             Exer-  tion     Title Number of
                                      Code  V     (A)  (D)   cisable                Shares
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Explanation of Responses:




                                                                                            W.R. Hambrecht + Co., LLC


                                                                                            /s/ William R. Hambrecht     07/09/2001
                                                                                            ------------------------     ----------
                                                                                            **William R. Hambrecht         Date



 **Intentional misstatements or omissions of facts constitute Federal Criminal               /s/ William R. Hambrecht     07/09/2001
   Violations.                                                                               ------------------------     ----------
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                                  **William R. Hambrecht         Date


 Note:  File three copies of this Form, one of which must be manually signed.
        If space insufficient, SEE Instruction 6 for procedure.                                                    PAGE 2 of 2(Over)
                                                                                                                     SEC 1475 (3-99)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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